EXHIBIT 99.2

Valneva Announces Filing of 2022 Universal Registration Document and US Form 20-F

Saint-Herblain (France), March 31, 2023 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, announced today the filing, on March 30 2023, of its 2022 Universal Registration Document (URD) with the French Financial Markets Authority (AMF) under the filing number D.23-0199 and its Form 20-F with the U.S. Securities and Exchange Commission (SEC).

Valneva’s 2022 Universal Registration Document includes the Company’s 2022 audited Annual Financial Report, the Management Board Report, the Supervisory Board’s report on Corporate Governance and the Group’s Corporate Social Responsibility Report.

These documents are available on Valneva’s website (https://valneva.com/investors/financial-reports/) and will also be available on the AMF (www.amf-france.org) and SEC (www.sec.gov) websites, respectively. Hard copies of these documents may be obtained from the Company, free of charge, upon request at the following address: 6 rue Alain Bombard, 44800 Saint-Herblain, France.

About Valneva SE
Valneva is a specialty vaccine company focused on the development, manufacturing and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical need. The Company takes a highly specialized and targeted approach to vaccine development and then applies its deep understanding of vaccine science to develop prophylactic vaccines addressing these diseases. Valneva has leveraged its expertise and capabilities both to commercialize three vaccines and to rapidly advance a broad range of vaccine candidates into and through the clinic, including candidates against the chikungunya virus and Lyme disease.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP, Global Communications and European Investor Relations M +33 (0)6 4516 7099 investors@valneva.com	Joshua Drumm, Ph.D. VP, Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com